

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

February 27, 2012

<u>Via U.S. Mail</u>
Mr. George Glasier
President and Chief Executive Officer
American Strategic Minerals Corporation
31161 Highway 90
Nucla, CO 81424

> **Re:** **American Strategic Minerals Corporation**
> **Current Report on Form 8-K**
> **Filed January 31, 2012**
> **Current Report on Form 8-K**
> **Filed February 3, 2012**
> **File No. 333-171214**

Dear Mr. Glasier:

We have reviewed your filings and have the comments below. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>8-K filed January 31, 2012</u>

<u>General</u>

1. Update your EDGAR company profile to reflect the current address of your principal executive offices.

2. The EDGAR system indicates that your primary standard industrial classification or SIC code number is 4950. Please contact EDGAR operations to request a SIC code number that reflects your current business.

Completion of Acquisition or Disposition of Assets, page 3

3. We note the statement that "following the Split-Off, 7,500,000 shares will constitute our "public float" and will be our only shares that have been registered for resale under the Securities Act of 1933." We also note the first paragraph on page 5. Please advise us on when this registered resale offering occurred. We may have additional comments.

4. Please describe the services to be provided by GRQ Consultants, identify the parties and purpose of the additional consultant warrant agreement, and file the executed agreement as an exhibit.

Description of Current Business, page 5

5. Please file the mining lease agreements for the Cutler King, the Dunn, the Centennial-Sun Cup, the Bull Canyon, the Martin Mesa, the Avalanche/Ajax, and the Home Mesa properties as exhibits to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

6. Please disclose that you have not begun any operations at your target properties, and describe what is meant by "historical exploration" for each of the properties. For instance, clarify whether the property covered by the claims was ever subject to extractive operations and generated any revenue.

Properties, page 15

7. Please file the anticipated lease agreement, or form thereof, for your principal place of business as an exhibit to this Form 8-K and file an executed version with an amended 8-K or other Exchange Act filing. See Item 601(b)(10) of Regulation S-K.

Forward-Looking Statements, page 20

8. We note the statement "We…cannot assure investors of the accuracy or completeness of the data included in this Current Report." Since you may not disclaim responsibility for information that you have chosen to include in the Form 8-K, please revise.

Security Ownership of Certain Beneficial Owners and Management, page 26; Certain Relationships and Related Transactions, page 31; Security Ownership of Certain Persons, page 32

9. The disclosure in footnote (14) on page 26 is unclear. Clarify whether Messrs. Joshua Bleak,

Barry Honig, and David Rector share voting and investment power over the shares of common stock of American Strategic Minerals Corporation that are beneficially owned by Sagebrush. Alternatively, if only one natural person has voting and investment power over the shares of common stock of American Strategic Minerals Corporation that are beneficially owned by Sagebrush, identify that natural person. As appropriate, revise also the disclosures on pages 31 and 32.

Security Ownership of Certain Persons, page 32

10. In light of the percentage of shares owned by Sagebrush, please explain the statement in the third paragraph of this section that "None of the foregoing persons is an officer or director of the Company, and the Company does not consider any of such persons, individually or in the aggregate, to be in a position to exercise control over the business or affairs of the Company as a result of the ownership of our securities or otherwise."

Exhibits 10.1, 10.3, 10.7, and 10.9

11. We note that you did not file the attachments to the exhibits filed as exhibits 10.1, 10.3, 10.7, and 10.9. Unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-K for excluding attachments. Please refile the exhibits with their attachments.

8-K filed February 3, 2012

Exhibit 10.1

12. We note that you did not file the attachments to the exhibit filed as exhibit 10.1 although it appears that exhibits B and D were filed as exhibits 10.2 and 10.3. Unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-K for excluding attachments. Please refile exhibit 10.1 with its attachments.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may direct questions on comments and disclosure issues to Edward M. Kelly at 202-551-3728 or Craig E. Slivka at (202) 551-3729 if you have any questions on the comments.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Via Facsimile
        Harvey J. Kesner, Esq.
        Sichenzia Ross Friedman Ference LLP
        61 Broadway, 32nd Floor
        New York, NY 10006